SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No.)*

Lattice Incorporated

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

518414 10 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 518414 10 7	Page 2 of 14 Pages

1.	Names of Reporting Persons
Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 1,200,000
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: 1,200,000
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,715,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
5.1%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 518414 10 7	Page 3 of 14 Pages

1.	Names of Reporting Persons
Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.5%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 518414 10 7	Page 4 of 14 Pages

1.	Names of Reporting Persons
Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.5%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 518414 10 7	Page 5 of 14 Pages

1.	Names of Reporting Persons
Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.5%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 518414 10 7	Page 6 of 14 Pages

1.	Names of Reporting Persons
Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 515,840
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 515,840

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
515,840

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.5%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 518414 10 7	Page 7 of 14 Pages

1.	Names of Reporting Persons
The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 416,670
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 416,670

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
416,670

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
1.2%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 518414 10 7	Page 8 of 14 Pages

1.	Names of Reporting Persons
Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-
Shares
Beneficially	8.	Shared Voting Power: 99,170
Owned by
Each	9.	Sole Dispositive Power: -0-
Reporting
Person With	10.	Shared Dispositive Power: 99,170

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
99,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 9 of 14 Pages

Item 1.	Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $0.01 par value per share (the "Common Stock"), of Lattice Incorporated (the "Issuer").  The address of the Issuer's principal executive office is 7150 North Park Drive, Suite 500, Pennsauken, New Jersey 08109.

Item 2.	Identity and Background.

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Advisors, Wasiak, RMC and RIC the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti Advisors.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Grassi & Co.  Each of Messrs. Robotti and Wasiak are Managing Members of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 6 East 43rd Street, 23rd Floor, New York, NY 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 488 Madison Avenue, New York, New York 10022.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,200,000 shares of Common Stock held by Mr. Robotti is $75,627.00 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 416,670 shares of Common Stock held by RIC is $282,264.15 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 10 of 14 Pages

The aggregate purchase price of the 99,170 shares of Common Stock held by RI is $67,180.58 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 4.	Purpose of Transaction.

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

The Reporting Persons may acquire additional shares of Common Stock, dispose all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

Depending on factors deemed relevant by the Reporting Persons, including but not limited to a change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of October 31, 2013, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	1,715,840	1,200,000	515,840	5.07%
ROBT (1)(3)	515,840	0	515,840	1.53%
Robotti & Company Advisors(1)(3)	515,840	0	515,840	1.53%
Wasiak (1)(4)(5)	515,840	0	515,840	1.53%
RMC (1)(4)(5)	515,840	0	515,840	1.53%
RIC (1)(4)	416,670	0	416,670	1.23%
RI (1)(5)	99,170	0	99,170	**

*Based on 33,825,214 shares of Common Stock, $0.01 par value per share, outstanding as of August 14, 2013 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2013.
**Less than one percent.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 11 of 14 Pages

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Robotti has the sole power to vote or direct the vote of, and has the sole power to dispose or to direct the disposition of, 1,200,000 shares of Common Stock held in his personal accounts.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 515,840 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 416,670 shares of Common Stock owned by RIC.
(5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote of, and share the power to dispose or to direct the disposition of, 99,170 Common Stock owned by RI.

(c) Except as otherwise set forth in this Statement, the table below lists all the transactions in the Issuer's Common Stock from December 11, 2009, which is the date sixty days prior to the event requiring the filing of this Statement.  All such transactions were made by Mr. Robotti in the open market.

Transactions in Shares Since December 11, 2009

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit

Mr. Robotti	02/09/2010	500,000	BUY	$0.062
Mr. Robotti	02/10/2010	500,000	BUY	$0.062
Mr. Robotti	11/10/2010	200,000	BUY	$0.0675

(d)	Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them. Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of October 31, 2013 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits.

The following documents are filed herewith:

1.            Joint Filing Agreement dated as of October 31, 2013 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	October 31, 2013

Robotti & Company, Incorporated

	/s/ Stephen Hart*	By:	/s/ Stephen Hart*
	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Stephen Hart*		/s/ Stephen Hart**
	Name: Robert E. Robotti		Kenneth R. Wasiak
Title: President and Treasurer

Ravenswood Management Company, L.L.C.			Ravenswood Investment Company, L.P.

By:	/s/ Stephen Hart*	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member
		By:	/s/ Stephen Hart*
Ravenswood Investments III, L.P.			Name: Robert E. Robotti
Title: Managing Member
By:	Ravenswood Management Company, L.L.C.
Its General Partner

By:	/s/ Stephen Hart*
Name: Robert E. Robotti
Title: Managing Member

* As attorney-in-fact for Robert E. Robotti.  Signed pursuant to Power of Attorney, dated as of June 26, 2013, granted by Mr. Robert E. Robotti and included as Exhibit 2 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

** As attorney-in-fact for Kenneth R. Wasiak.  Signed pursuant to Power of Attorney, dated as of June 26, 2013, granted by Mr. Kenneth R. Wasiak and included as Exhibit 4 to the Schedule 13D Amendment No. 2 relating to Builders FirstSource, Inc. filed with the Securities and Exchange Commission by Robert E. Robotti on August 26, 2013.

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 13 of 14 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.

Robotti & Company, Incorporated and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Grassi & Co.
Business Address:	488 Madison Avenue, New York, New York 10022

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 43rd Street, New York, NY 10017

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 518414 10 7	Page 14 of 14 Pages

Exhibit Index

The following documents are filed herewith:

	Exhibit	Page

(1)
Joint Filing Agreement dated as of October 31, 2013 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)